TOLLEFSEN BUSINESS LAW P.C.
                              EVERETT MUTUAL TOWER
                          2707 COLBY AVENUE, SUITE 1116
                            EVERETT, WASHINGTON 98201
                            TELEPHONE (425) 353-8883
                               FAX (425) 353-9415

November 16, 2005

                                                                  FILED BY EDGAR

Mr. Patrick Gilmore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      LION, INC.
         FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         COMMENT LETTER DATED OCTOBER 20, 2005
         FILE NO. 000-25159

Dear Mr. Gilmore:

         On behalf of LION, Inc., we are writing to confirm our telephone conversation and inform you that you can expect a response to your comment letter dated October 20, 2005 by December 9, 2005. We had originally requested an extension to December 16, 2005.

         On November 14, 2005, LION filed its Form 10-QSB for FQE September 30, 2005. LION is addressing the issues you have raised relating to its financial statements and related disclosures and has added additional resources and expertise to assist in the process. A response to your comments also requires the involvement of LION's independent registered public accounting firm, which has limited availability until the last full week of November.

         If you have any questions, please feel free to call me at (425)
353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen

STEPHEN N. TOLLEFSEN
Attorney at Law